February 2, 2009

via e-mail

Eric Envall, Esq .

United States Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	Bank of the James Financial Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 16, 2009
File No. 000-50548

Dear Mr. Envall:

I am writing to follow up our letter of January 27, 2009 written in response to Kathryn McHale’s letter to Robert R. Chapman III, President of Bank of the James Financial Group, Inc. (the “Company”) and our subsequent telephone call of January 30, 2009 concerning the above-referenced Preliminary Proxy Statement on Schedule 14A. I am confirming that the Company is a Virginia corporation.

As I understand, our response to comments 1, 3, 4, and 5 of Ms. McHale’s letter are satisfactory. We are providing a supplemental response to comment 2 and providing additional information regarding the unbundling of the proposed amendments to our Articles of Incorporation.

RESPONSE TO COMMENTS AND PROPOSED AMENDEMENTS

TO THE PRELIMINARY PROXY

Preliminary Proxy Statement on Schedule 14A

2.    We note in Article III of the Company’s Amended and Restated Articles of Incorporation that the Company is seeking to amend the par value of its authorized Common Stock from $4.00 to $2.14 per share; please comply with Item 12 of Schedule 14A or provide your analysis as to why compliance is not necessary.

Response: The Company has changed the par value of its common stock to reflect the current par value as reflected on the Company’s financial statements after giving effect to two stock splits effected in the form of a dividend. As noted in the Joint Bar Committee Commentary (Revised 2006) to Virginia Code § 13.1-706, under Virginia law, par value has no legal significance. Moreover, Virginia Code § 13.1-706.4 authorizes a corporation’s board of directors to amend the

Eric Envall, Esq.

February 2, 2009

articles of incorporation to change the par value of the Common Stock without shareholder approval. To avoid confusion, the Company has inserted the following on page 8 of the revised Preliminary Proxy, as shown on the marked copy:

~~Amendment~~ Change of Par Value of Common Stock

As set forth in ~~T~~the proposed A~~a~~mended~~men~~t and Restated~~to the~~ Articles of Incorporation, we are changing ~~amends~~ the stated par value of Common Stock from $4.00 per share to $2.14 per share. Since the current Articles of Incorporation were filed, the Company has declared two stock splits effected in the form of a dividend (the first a 50% stock dividend declared on January 13, 2005 and the second a 25% stock dividend declared on January 17, 2006). ~~two stock dividends that have affected the par value of the Common Stock (the first a 50% stock dividend declared on January 13, 2005 and the second a 25% stock dividend declared on January 17, 2006)~~. Under applicable accounting principles, these two stock splits effected in the form of a stock dividend ~~dividends~~ have caused the par value of the Common Stock to be adjusted from $4.00 to $2.14. This ~~amendment~~ change conforms the par value of the Common Stock as stated in the Articles of Incorporation to the par value as reflected on the financial statements of the Company and has no effect on the rights of the holders of Common Stock.

Unbundling of Proposed Amendments to Articles of Incorporation

As we discussed, in accordance with Rule 14a-4(a)(3), we have “unbundled” the two proposed amendments to the articles of incorporation. Proposal One now deals solely with the proposed amendment to authorize the Company to issue preferred stock. Proposal Two now deals solely with the proposed amendment to allow the size of the board of directors to be set in the Company’s bylaws.

As we discussed, the Company has proposed amending its articles of incorporation regarding the size of the board of directors. This action is permitted by Virginia Code § 13.1-675. Presently, the articles of incorporation state that the board of directors shall consist of not less than 5 nor more than 25 directors. The Company has proposed amending its articles of incorporation to provide that the size of the board of directors shall be set in the Company’s bylaws rather than in the articles of incorporation. The Company has proposed this amendment to insure that the Company can comply with the provisions of the Capital Purchase Program. The marked copy of the attached proxy sets forth our proposed disclosure concerning this amendment.

Additional Changes

We have made numerous technical changes to conform the document to the latest changes. All of these changes are also set forth in the marked copy of the preliminary proxy. We also made numerous date changes to reflect our revised timeline.

Eric Envall, Esq.

February 2, 2009

ADDITIONAL RESPONSE

The Company acknowledges that:

1.    The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call me should you have any additional questions. I look forward to hearing from you soon.

Sincerely,

/s/ J.Todd Scruggs
J. Todd Scruggs

Enclosures